UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In June 2015 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1,838,735,660	72.8395	36.4197
Non-Voting Shares	55,640,683	2.2041	1.1020
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1,838,735,660	72.8395	36.4197
Non-Voting Shares	55,640,683	2.2041	1.1020

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In June 2015 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				17,933,382		0.7104	0.3552
Non-Voting Shares				24,256,362		0.9608	0.4804
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Buy	12-Jun	1,800	27.75	R$ 49,950.00
Non-Voting Shares		Buy	12-Jun	700	27.76	R$ 19,432.00
Non-Voting Shares		Buy	12-Jun	2,000	27.79	R$ 55,580.00
Non-Voting Shares		Buy	12-Jun	700	27.82	R$ 19,474.00
Non-Voting Shares		Buy	12-Jun	2,100	27.84	R$ 58,464.00
Non-Voting Shares		Buy	12-Jun	500	27.86	R$ 13,930.00
Non-Voting Shares		Buy	12-Jun	5,000	27.87	R$ 139,350.00
Non-Voting Shares		Buy	12-Jun	5,000	27.88	R$ 139,400.00
Non-Voting Shares		Total		17,800		R$ 495,580.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				17,933,382		0.7104	0.3552
Non-Voting Shares				24,274,162		0.9615	0.4807

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				0		0.0000	0.0000
Non-Voting Shares				0		0.0000	0.0000
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				0		0.0000	0.0000
Non-Voting Shares				0		0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In June 2015 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				256,609		0.0101	0.0050
Non-Voting Shares				2,245,227		0.0889	0.0444
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	22-Jun	96	28.51	R$ 2,736.96
Non-Voting Shares		Sell	22-Jun	4,000	28.46	R$ 113,840.00
Non-Voting Shares		Sell	22-Jun	1,800	28.5	R$ 51,300.00
Non-Voting Shares		Sell	22-Jun	2,200	28.54	R$ 62,788.00
Non-Voting Shares		Sell	16-Jun	2,000	28.41	R$ 56,820.00
Non-Voting Shares		Sell	12-Jun	2,000	27.79	R$ 55,580.00
Non-Voting Shares		Sell	12-Jun	27	27.8	R$ 750.60
Non-Voting Shares		Sell	12-Jun	2,100	27.84	R$ 58,464.00
Non-Voting Shares		Sell	12-Jun	5	27.80	R$ 139.00
Non-Voting Shares		Sell	12-Jun	705	27.82	R$ 19,613.10
Non-Voting Shares		Sell	22-Jun	15	28.50	R$ 427.50
Non-Voting Shares		Sell	22-Jun	35	28.52	R$ 998.20
Non-Voting Shares		Sell	22-Jun	600	28.53	R$ 17,118.00
Non-Voting Shares		Sell	12-Jun	15	27.73	R$ 415.95
Non-Voting Shares		Sell	12-Jun	700	27.76	R$ 19,432.00
Non-Voting Shares		Sell	18-Jun	35	28.77	R$ 1,006.95
Non-Voting Shares		Sell	18-Jun	1,000	28.78	R$ 28,780.00
Non-Voting Shares		Sell	12-Jun	1,892	27.75	R$ 52,503.00
Non-Voting Shares		Sell	18-Jun	20	28.74	R$ 574.80
Non-Voting Shares		Sell	18-Jun	23	28.76	R$ 661.48
Non-Voting Shares		Sell	18-Jun	12	28.77	R$ 345.24
Non-Voting Shares		Sell	18-Jun	2,700	28.78	R$ 77,706.00
Non-Voting Shares		Sell	18-Jun	100	28.79	R$ 2,879.00
Non-Voting Shares		Total		22,080		R$ 624,879.78
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				256,609		0.0101	0.0050
Non-Voting Shares				2,223,147		0.0880	0.0440

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In June 2015 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	(X) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			30,471	0.0012	0.0006
Non-Voting Shares			443,758	0.0175	0.0087
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			30,471	0.0012	0.0006
Non-Voting Shares			443,758	0.0175	0.0087

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In June 2015 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			1,540	0.0000	0.0000
Non-Voting Shares			3,976	0.0001	0.0000
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			1,540	0.0000	0.0000
Non-Voting Shares			3,976	0.0001	0.0000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 10, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.